FILE NO. 082-03311

(Translation)

September 18, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

(Amendment)
Notice of Partial Amendment to the Acquisition of Business of Subsidiary through Corporate Separation

Shiseido Company, Limited (the "Company") publicized on August 29, 2008 that it would make a corporate separation in which part of the real estate business of Shiseido Kaihatsu Co., Ltd., a subsidiary of the Company, would be separated and acquired by the Company. Notice is hereby given that partial amendment has been made to the publication, as described below:

Description

1. Reason for the amendment:

Shiseido Kaihatsu Co., Ltd. today sold part of its assets (real estate) in respect of which it has been carrying forward sellout negotiations. Consequently, part of the assets and business operations appertaining thereto to be acquired by the Company through the corporate separation has been changed.

2. Content of the amendment (which is shown by the underlines below):

[Before amendment] Page 4 of the notice publicized on August 29, 2008

4. Summary of the business division to be acquired:

(1) Contents of business of the division to be acquired:

Business concerning management and operations of real estate in possession

(2) Operating results of the division to be acquired (for the year ended March 31, 2008):

(million yen)

	Actual results of the business to be acquired (a)	Actual results of the company subject to the corporate separation (non-consolidated) (b)	Ratio (a/b)
Net sales	293	8,890	3.3%

(3) Items and amounts of assets and liabilities to be acquired and assumed (as of June 30, 2008):

(million yen)

Assets		Liabilities	
Item	Book value	Item	Book value
Assets	3,432	Liabilities	19
Total	3,432	Total	19

[After amendment]

4. Summary of the business division to be acquired:

(1) Contents of business of the division to be acquired:

Business concerning management and operations of real estate in possession

(2) Operating results of the division to be acquired (for the year ended March 31, 2008):

(million yen)

	Actual results of the business to be acquired (a)	Actual results of the company subject to the corporate separation (non-consolidated) (b)	Ratio (a/b)
Net sales	267	8,890	3.0%

(3) Items and amounts of assets and liabilities to be acquired and assumed (as of June 30, 2008):

(million yen)

Assets		Liabilities	
Item	Book value	Item	Book value
Assets	3,272	Liabilities	19
Total	3,272	Total	19

[For reference] Outline of the Notice of Acquisition of Business of Subsidiary through Corporate Separation (publicized on August 29, 2008)

1. Purpose of separation and transfer of business:

Under its new three-year plan initiated in April this year, the Company, with the aim of becoming a "Global Player that is representative of Asia with its origins in Japan", has been engaging in operational and structural reforms that may allow the Company to concentrate its management resources on its unique value creation and maximize its organizational capabilities. As a part of these efforts, the Company has entered into a basic agreement with Nippon Kanzai Co., Ltd. on the transfer of business of Shiseido Kaihatsu Co., Ltd. ("Shiseido Kaihatsu"), a wholly-owned subsidiary of the Company, and the outsourcing of business operations, including facility management, and negotiations are currently proceeding (as publicized on June 2, 2008).

In connection with the business transfer and the outsourcing of business operations, the Shiseido Group's assets, including lands and buildings, held by Shiseido Kaihatsu and some business operations appertaining thereto will be acquired by the Company as an "asset holding company" through the corporate separation. Shiseido Kaihatsu, some business of which will be separated, will become specialized in facility management and other business operations as a "business operating company". The Company will transfer 90% of the shares in Shiseido Kaihatsu to Nippon Kanzai Co., Ltd. as of November 1, 2008 and outsource business operations, including facility management.

2. Summary of the corporate separation:

(1) Schedule for the corporate separation:

Meetings of the Boards of Directors for resolution of corporate separation:	August 29, 2008 (Friday)
Conclusion of corporate separation agreement:	August 29, 2008 (Friday)
Date of corporate separation (effective date):	October 31, 2008 (Friday) (expected)

(Note) The Company and Shiseido Kaihatsu will make the separation and transfer of business without obtaining approval of their respective general meetings of shareholders as the requirements of simplified corporate separation under Article 796, paragraph 3 of the Corporation Law of Japan are satisfied with regard to the Company and the requirements of summary corporate separation under Article 784, paragraph 1 of the Corporation Law of Japan are satisfied with regard to Shiseido Kaihatsu.

(2) Method of the corporate separation:

Separation and transfer of business in which part of the business of Shiseido Kaihatsu Co., Ltd., a wholly-owned subsidiary of the Company, shall be separated and acquired by the Company (*kyushu bunkatsu*).

(3) Capital to be increased upon the corporate separation:

No capital and capital reserve of the Company will be increased.

(4) Treatment of stock acquisition rights and bonds with stock acquisition rights of the company subject to the corporate separation:

No stock acquisition rights and bonds with stock acquisition rights have been issued by Shiseido Kaihatsu.

(5) Rights and obligations to be acquired and assumed by the acquiring party to the corporate separation:

The Company, acquiring party to the corporate separation, will acquire and assume the assets, liabilities and contracts with regard to the real estate business of Shiseido Kaihatsu as of the date of corporate separation.

(6) Prospect for the performance of obligations:

Both the Company and Shiseido Kaihatsu are expected to possess sufficient net assets after the corporate separation and considered to perform their respective obligations after the corporate separation.

3. Outline of the parties to the corporate separation:

(1) Trade name:	Shiseido Company, Limited (acquiring party to the corporate separation)	Shiseido Kaihatsu Co., Ltd. (company subject to the corporate separation)
(2) Contents of business:	Manufacture, sale, export and import of cosmetics; manufacture, sale, export and import of raw materials and materials of the products of cosmetics; manufacture and sale of carbonated and other drinks, foods and food additives; and business of engaging in sale, purchase, brokerage, leasing out and management of real estate	Possession, sale, purchase and brokerage of real estate; management of real estate upon entrustment; contract for construction work and construction designing; contract for printing; and planning and management of events
(3) Establishment:	June 24, 1927	December 8, 1969
(4) Location of head office:	7-5-5, Ginza, Chuo-ku, Tokyo	7-5-5, Ginza, Chuo-ku, Tokyo
(5) Representative:	Shinzo Maeda, President & CEO (Representative Director)	Toshiharu Tanabe, President and Representative Director
(6) Capital:	¥64,506,725,140	¥495,000,000
(7) Total number of issued shares:	410,000,000 shares	990,000 shares
(8) Net assets:	¥399,738 million (consolidated)	¥3,409 million (non-consolidated)
(9) Total assets:	¥675,864 million (consolidated)	¥5,209 million (non-consolidated)

(10) Date of settlement of accounts:	March 31 of each year	March 31 of each year
(11) Principle shareholders and shareholding ratios:	The Master Trust Bank of Japan, Ltd. 5.48% Mizuho Bank, Ltd. 5.17% State Street Bank and Trust Company 4.99% Japan Trustee Services Bank Ltd. 4.65% Hero & Co. 3.68% Nippon Koa Insurance Company, Limited 3.19% Asahi Mutual Life Insurance Company 2.94% Mizuho Corporate Bank, Ltd. 2.77% Mitsui Sumitomo Insurance Company, Limited 2.49% Nippon Life Insurance Company 2.37%	Shiseido Company, Limited 100.00%

4. Future outlook:

The corporate separation will have no significant effect on the (consolidated and non-consolidated) business results of the Company for the year ending March 31, 2009.

- END -

END